U.S. PHYSICIANS, Inc.
                               220 Commerce Drive
                            Fort Washington, PA 19034




                                                                    July 9, 1998


VIA TELECOPY (202-942-9533)
AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn:  Amy Melter Starr, Esquire

            RE: Registration Statement on Form S-1 (File No. 333-39987)

Dear Ms. Starr:

                  On behalf of U.S. PHYSICIANS, Inc., a Pennsylvania corporation (the "Company"), I hereby request that the above-captioned registration statement (the "Registration Statement") be withdrawn in accordance with the provisions of Rule 477 under the Securities Act of 1933, as amended.

                  The contemplated offering of 4,025,000 shares of the Company (including shares issuable pursuant to the underwriters' overallotment option) that was to be effected by means of the Registration Statement has been terminated and no securities have been sold thereunder.

                  If you have any questions regarding this request, please call our outside counsel, Jason M. Shargel, Esquire of Wolf, Block, Schorr and Solis-Cohen LLP at (215) 977-2216.

                                         Sincerely yours,



                                         Warren D. Barratt
                                         Chief Financial Officer